Alamos Gold Inc.
TSX:AGI | NYSE:AGI

May 24, 2024
To:     The Securities Commissions of all of the Provinces and Territories of Canada
Report of Voting Results
In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of Alamos Gold Inc. (the “Company”) held on May 23, 2024.

Total Shares Voted:	311,400,921
Total Shares Issued and Outstanding:	397,904,654
Total Percentage of Shares Voted:	78.26%

1.Election of Directors
Each of the nominee directors listed in Alamos’ management proxy circular dated April 1, 2024 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withheld Vote	%
Elaine Ellingham	248,281,346	88.46	32,373,578	11.54
David Fleck	214,737,807	76.51	65,917,118	23.49
David Gower	250,982,116	89.43	29,672,810	10.57
Claire M. Kennedy	276,690,714	98.59	3,964,211	1.41
John A. McCluskey	279,466,659	99.58	1,188,266	0.42
Monique Mercier	276,809,925	98.63	3,845,000	1.37
Paul J. Murphy	276,558,586	98.54	4,096,340	1.46
J. Robert S. Prichard	278,448,750	99.21	2,206,175	0.79
Shaun Usmar	279,335,396	99.53	1,319,529	0.47

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com

2.Appointment and Compensation of Auditors
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	305,534,843	98.12	5,866,078	1.88

3.Amendment to Articles of Incorporation
The resolution approving an amendment to the Company’s articles of incorporation to increase the permitted size of the Board of Directors from ten (10) to twelve (12) directors was passed.

	Vote For	%	Vote Against	%
Articles of Incorporation Amendment	307,541,514	98.76	3,859,400	1.24

4.Approval of Approach to Executive Compensation
The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	276,150,864	98.40	4,504,059	1.60

2 | ALAMOS GOLD INC